Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

We have one class of shares, and each holder of our shares is entitled to one vote per share. As the Alibaba Partnership’s director nomination rights are categorized as a weighted voting rights structure (the “WVR structure”) under the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange, we are deemed as a company with a WVR structure. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a WVR structure. Our American depositary shares, each representing eight of our shares, are listed on the New York Stock Exchange in the United States under the symbol BABA.

Alibaba Group Holding Limited

阿里巴巴集團控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 9988)

ANNOUNCEMENT

UPDATE ON PROGRESS OF

VOLUNTARY CONVERSION TO DUAL LISTING

ON THE HONG KONG STOCK EXCHANGE

Reference is made to the announcements of Alibaba Group Holding Limited (the “Company”) dated July 26, 2022 and August 8, 2022, regarding the voluntary conversion to dual primary listing on the Hong Kong Stock Exchange.

Over the past several months, we have been preparing for our primary listing in Hong Kong. During this process, we are closely monitoring and taking into account various factors, including changing market and other external conditions. Before our conversion to primary listing in Hong Kong, we also need to formulate and submit a new employee stock ownership program (“ESOP”) to our shareholders for approval in order to comply with the newly amended rules in Hong Kong. The new ESOP program will continue to align the development of our Company with the interests of our long-term shareholders. Accordingly, we will not complete the primary conversion before the end of 2022 as initially planned. We will continue to evaluate the various factors during this process and update our investors in due course.

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The completion of the Primary Conversion has not materialized and is conditional upon and subject to, among other things, satisfaction of the relevant requirements of the Hong Kong Stock Exchange and market conditions. We will make further announcement(s) with respect to the Primary Conversion as and when appropriate.

This announcement is for information purposes only and does not constitute, or form part of, any invitation or offer to acquire, purchase or subscribe for any of our securities. Shareholders and potential investors should exercise caution when dealing in our securities.

By order of the Board
Alibaba Group Holding Limited
Kevin Jinwei ZHANG
Secretary

Hong Kong, November 17, 2022

As at the date of this announcement, our board of directors comprises Mr. Daniel Yong ZHANG as the chairman, Mr. Joseph C. TSAI, Mr. J. Michael EVANS, Ms. Maggie Wei WU and Mr. Kabir MISRA as directors, and Mr. Walter Teh Ming KWAUK, Mr. Jerry YANG, Ms. Wan Ling MARTELLO, Mr. Weijian SHAN, Ms. Irene Yun-Lien LEE and Mr. Albert Kong Ping NG as independent directors.

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